FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of
Finance Division

Date: March 22, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of Revision to Forecast of Year-end Dividend relating to the Fiscal Year Ending March 2005 under New Dividend Policy

[Translation]

March 22, 2005

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971; First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani General Manager, Finance Division (Tel: 075-604-3500)

Notice of Revision to Forecast of Year-end Dividend

relating to the Fiscal Year Ending March 2005 under New Dividend Policy

This is to advise you that Kyocera Corporation (the “Company”) resolved at the meeting of its Board of Directors held on March 22, 2005 to revise its previous forecast of the year-end dividend per share for the fiscal year ending March 2005 under the new dividend policy as follows:

1. New dividend policy

The Company historically has determined the amount of its dividends with the purpose of maintaining stable payment of dividends. In the interest of its shareholders, however, the Company has now decided to change this policy to establish a greater linkage between the amount of dividends and the Company’s performance. In particular, the Company will determine the amount of dividends based on an overall assessment that will take into consideration capital expenditures necessary for the further development of the Company from a medium to long-term perspective, while nevertheless aiming for a payout ratio on a consolidated basis of approximately 20-25%.

2. Reason for revision of previously forecast dividend (increase of dividend)

As announced on January 27, 2005, the consolidated results of the Company for the fiscal year ending March 2005 will show a decrease in net income due to slow performance of the telecommunications equipment and optical instruments businesses, while net sales will slightly increase. The Company expects, however, that the performance of the component business will further improve. Furthermore, the results of the Company for the previous fiscal year included extraordinary profits in the amount of approximately 24.9 billion yen on an income before income tax basis in connection with the return of a substitutional portion of the corporate pension fund and withdrawal of a subsidiary from another pension fund. When such one time profit included in the previous fiscal year is ignored, the Company’s consolidated net income will increase by approximately 8 billion yen as compared to the previous fiscal year.

With respect to the following fiscal year and going forward, the Company expects further improvements in performance as the effects of the structural reform undertaken by the Company in the current fiscal year are felt and also due to promotion of the strategy of “value-added diversification” in the component business and the equipment business. Therefore, in accordance with the new dividend policy, the Company is planning to submit to the Ordinary General Shareholders’ Meeting to be held in late June 2005 a proposal to increase the amount of the year-end dividend for the fiscal year ending March 2005.

3. Substance of dividend

Fiscal year ending March 2005 (from April 1, 2004 to March 31, 2005)

Dividend per share

	Interim Dividend	Year-end Dividend	Annual Total Dividend
Forecast previously published (Published on April 27, 2004)	¥30	¥30	¥60
Revision made	¥30	¥50	¥80
(c.f.) Dividends for previous fiscal year (Annual Period ended March 31, 2004)	¥30	¥30	¥60

(Note) Interim dividend in the amount of 30 yen per share has been already paid.

4. Remarks

	(Yen in millions)

	Net sales	Income before income taxes	Net income
Forecasts for fiscal year ending March 2005 (Published on January 27, 2005)	¥1,150,000	¥100,000	¥59,000
(c.f.) Results for previous fiscal year ended March 2004	¥1,140,814	¥115,040	¥68,086

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.